UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.06 par value

(Title of Class of Securities)

150602605

(CUSIP Number)

Ewing Morris & Co. Investment Partners Ltd.

1407 Yonge Street, Suite 500

Toronto, Ontario M4T 1Y7

with a copy to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS-RE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS-RE GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS OPPORTUNITIES FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		244,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

244,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS OPPORTUNITIES GENPAR LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		244,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

244,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS SMALL CAP FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,119
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS SMALL CAP GENPAR LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,119
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,013
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,013
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,013
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,013
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS GENPAR HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS & CO. INVESTMENT PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

11

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

JOHN EWING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

DARCY MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 150602605

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 28, 2021, the Reporting Persons entered into a Cooperation Agreement with the Issuer (the “Cooperation Agreement”). Effective upon the execution and delivery of the Cooperation Agreement, the Reporting Persons withdrew the nomination notice previously delivered on February 25, 2021 with respect to the nomination of Darcy D. Morris for election to the Board at the 2021 Annual Meeting.

Separately, on April 28, 2021, the Issuer entered into a Cooperation Agreement with Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Eric Shahinian, Richard H. Ross and Sharon Stern (the foregoing, collectively with each of their respective affiliates, the “Camac Investor Group”).

In connection with the Cooperation Agreement and the Issuer's agreement with the Camac Investor Group, effective April 28, 2021, the Board increased its size from seven to ten directors and appointed Mr. Morris, Richard H. Ross and Sharon Stern to the Board, with terms expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). Mr. Morris will serve on the Nominating and Corporate Governance and Compensation Committees of the Board; Mr. Ross will serve on the Nominating and Corporate Governance and Audit Committees of the Board; and Ms. Stern will serve on the Compensation and Audit Committees of the Board.

During the term of the Cooperation Agreement and subject to specified ongoing share ownership thresholds, the Reporting Persons will be entitled to designate a replacement independent director in the event Mr. Morris resigns or no longer serves as a director of the Issuer for any reason, subject to approval of any replacement independent director by the Nominating and Corporate Governance Committee of the Board.

In connection with the Cooperation Agreement, Roger Widmann and Pamela Hootkin notified the Board that they will not stand for re-election at the 2021 Annual Meeting and will retire from the Board and all committees thereof effective as of the date of the 2021 Annual Meeting, following which the size of the Board will be decreased to eight directors.

In addition, during the term of the Cooperation Agreement, the Reporting Persons will be subject to customary standstill restrictions, including with respect to acquiring, or controlling, beneficial ownership of more than 9.9% of the Issuer’s outstanding common stock, nominating or recommending for nomination any persons for election to the Board (except as expressly permitted by the applicable Cooperation Agreement), submitting any proposal for consideration at any stockholder meeting and soliciting any proxy, consent or other authority to vote from stockholders or conducting any other referendum (including any “withhold,” “vote no” or similar campaign).

During the term of the Cooperation Agreement, the Reporting Persons have agreed to vote all of their respective shares of the Issuer’s common stock at all annual and special meetings and any consent solicitations of the Issuer’s stockholders in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions and the recommendations of independent proxy advisory firms.

14

CUSIP No. 150602605

The Cooperation Agreement contains customary litigation, indemnification, non-disparagement and confidentiality provisions, and will terminate 30 days prior to the director nomination deadline for the Issuer’s 2022 annual meeting of stockholders, subject to certain exceptions.

The above summary of the terms of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 99.1 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 28, 2021, the Reporting Persons and the Issuer entered into the Ewing Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated April 28, 2021, by and among Cedar Realty Trust, Inc., Ewing Morris-RE LP, Ewing Morris-RE GP Inc., Ewing Morris Opportunities Fund LP, Ewing Morris Opportunities GenPar Ltd., Ewing Morris Small Cap Fund LP, Ewing Morris Small Cap GenPar Ltd., Broadview Dark Horse LP, Broadview Dark Horse GP Inc., Ewing Morris GenPar Holdings Ltd., Ewing Morris & Co. Investment Partners Ltd., John Ewing and Darcy D. Morris. (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2021).

15

CUSIP No. 150602605

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

Ewing Morris-RE LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris-RE GP Inc.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Ewing Morris Opportunities Fund LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris Opportunities GenPar Ltd.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

16

CUSIP No. 150602605

Ewing Morris Small Cap LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris Small Cap GenPar Ltd.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Broadview Dark Horse LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Broadview Dark Horse GP Inc.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Ewing Morris GenPar Holdings Ltd.

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

17

CUSIP No. 150602605

Ewing Morris & Co. Investment Partners Ltd.

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

/s/ John Ewing
JOHN EWING

/s/ Darcy Morris
DARCY MORRIS

18